Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains express or implied “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. The forward-looking statements contained below are subject to risks and uncertainties, including those discussed under Item 3.D “Risk Factors” in our Annual Report on From 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission (“SEC”) on March 28, 2018 (the “2017 Form 20-F”) and in our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

General

You should read the following discussion and analysis in conjunction with our interim unaudited consolidated financial statements for the six months ended June 30, 2018 and notes thereto being filed on Form 6-K with the SEC together with this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and together with our audited consolidated financial statements for the year ended December 31, 2017 as part of the 2017 Form 20-F.

Unless indicated otherwise by the context, all references below to:

●	“we”, “us” or “our” are to RADCOM Ltd. and its subsidiaries;

●	“NIS” is to New Israeli Shekels;

●	“NFV” is to Network Function Virtualization. NFV is a software-centric design approach for building complex information technology (IT) networks and applications, particularly for use by CSPs; and

●	“CSP” is to Communication Service Provider.

We are a leading provider of NFV-ready service assurance, cloud-native network intelligence solutions for CSPs. We have a strong track-record of innovation. Our portfolio of solutions includes RADCOM Service Assurance (MaveriQ), a “first to market” NFV service assurance solution which continuously monitors network performance and quality of services to optimize user experience for CSPs’ subscribers and Network Visibility, a cloud-native network visibility solution launched in February 2018 that offers advanced network intelligence and packet broker functionality.

Over the course of 2016, 2017 and 2018, we adapted our solutions to meet the highest-level requirements of AT&T, the first CSP launching a full NFV eco-system. We built on that success in 2017 with our selection as NFV Customer Experience Management (CEM) solution provider to another tier 1 CSP. As new and existing customers seek to manage their existing networks while evaluating and deploying NFV-based architectures, we believe we are well positioned with both our advanced software-based solutions for service assurance and our growing industry track record.

Our portfolio enables CSPs to smoothly transition their networks to NFV by monitoring and assuring both physical network and NFV-based network and consequentially, ‘hybrid’ networks from tapping point to network insights. CSPs across the globe use our solutions to deliver high quality services, reduce churn, manage network performance, analyze traffic and enhance customer care. Our solutions incorporate cutting-edge technologies and a wealth of knowledge acquired by partnering with many of the industry’s leading CSPs for over two decades. Our carrier-grade software solutions support both mobile and fixed networks and scale to terabit data bandwidths to enable big data analytics and enable CSPs to manage both existing physical networks and next-generation, NFV-based architectures. We recognized that CSPs would require a new approach for service assurance and CEM solutions in order to monitor huge volumes of data and support NFV-based network deployments. In February 2014, we launched our MaveriQ solution, which incorporates software-based probes, and which subsequently replaced our OmniQ hardware-based solution. During 2015 and 2016, we launched and substantially enhanced our NFV solution for service assurance and our CEM solution.

During 2017 and 2018, we enhanced our NFV capabilities to meet the stringent requirements of top tier CSPs having a large subscriber base and a high level of expertise.

In December 2015, our MaveriQ solution was selected by AT&T for its next-generation virtualized network environment. AT&T’s deployment represents the first NFV networks of scale in the industry. During 2017 and 2018 we continued the deployment of our software-based NFV solution with AT&T and commenced deployment with an additional tier 1 CSP following its selection of our solution. We are leveraging this experience and success in discussions with other CSPs that are looking to manage existing networks while evaluating their transformation to the next-generation NFV architectures.

Financial Highlights

Total revenues in the first six months of 2018 increased by 27% to approximately $21.5 million from approximately $17.0 million in the first six months of 2017. The increase reflects our delivery of orders in backlog in North America and continued momentum in the emerging markets, mainly sales of products and related services in the Philippines and Brazil offset by a decrease in sales to other countries.

Operating income for the first six months of 2018 was approximately $0.7 million, compared to operating loss of approximately $0.7 million in the first six months of 2017. The increase in operating income is attributed to increase in the revenues, partially offset by an increase in labor costs and related expenses derived from an increase in the number of employees.

Net income for the first six months of 2018 was approximately $1.1 million, or $0.08 per diluted share, compared to net loss of approximately $0.5 million, or $0.05 per diluted share, in the first six months of 2017.

The changes in revenues, operating income and net income also reflect the effects of the adoption of the new revenue recognition standard as discussed in Notes 3 and 4 of the interim unaudited consolidated financial statements.

Cash and cash equivalents and short-term bank deposit were approximately $71.4 million as of June 30, 2018, compared to approximately $62.6 million as of December 31, 2017. The increase is due to net cash provided from operating activities derived mainly from strong collection in the period as well as exercise of options granted to employees and directors of the company into ordinary shares.

Shareholders’ equity increased to approximately $81 million as of June 30, 2018, compared to approximately $76.4 million as of December 31, 2017. The increase is due to net income of approximately $1.1 million, share-based compensation of approximately $1.3 million, exercise of options into ordinary shares in the amount of approximately $1.9 million and cumulative effect of changes in accounting principles of approximately $0.3 million.

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	Six months ended June 30, (U.S. dollars in thousands) Unaudited		% Change 2018 vs. 2017
	2018	2017
Revenues:
Products and related services	$11,842	$4,978	137.9
Projects	5,903	10,633	(44.5)
Warranty and Support	3,797	1,346	182.1
Total Revenues	21,542	16,957	27.0
Cost of Revenues:
Products and related services	3,362	2,294	46.6
Projects	1,911	2,207	(13.4)
Warranty and Support	494	164	201.2
Total Cost of Revenues	5,767	4,665	23.6
Gross Profit	15,775	12,292	28.3
Research and Development	7,496	5,227	43.4
Less royalty-bearing participation	754	312	141.7
Research and Development, net	6,742	4,915	37.2
Sales and Marketing, net	6,324	5,886	7.4
General and Administrative	1,990	2,158	(7.8)
Total Operating Expenses	15,056	12,959	16.2
Operating Income (loss)	719	(667)	207.8
Financial Income, net	373	150	148.7
Income (loss) before taxes on income	1,092	(517)	311.2
Taxes on income	13	23	(43.5)
Net income (loss)	$1,079	$(540)	299.8

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Revenues per geographic region, based on the location of the end-customer

	Six months ended June 30, (millions of U.S. dollars)		Six months ended June 30, (as percentages)
	2018	2017	2018	2017
North America	12.7	9.0	59.1	53.0
Europe	0.2	0.4	0.9	2.4
Asia (excluding Philippines)	0.8	0.1	3.7	0.6
Philippines	5.6	3.9	26.1	22.9
South America (excluding Brazil)	0.2	0.6	0.9	3.5
Brazil	1.7	0.7	7.9	4.1
Other (including Israel)	0.3	2.3	1.4	13.5
Total revenues	21.5	17.0	100	100

For the first six months 2018, we had two customers in the United States and one in the Philippines that amounted to $7.9 million, $4.3 and $5.6 million, respectively, of the total consolidated revenues. For the first six months 2017, we had two customers in the United States and the Philippines that amounted to $8.6 million and $3.9 million, respectively, of the total consolidated revenues.

Cost of Revenues. Our cost of revenues increased by 23.6% to approximately $5.8 million in the first six months of 2018 from approximately $4.7 million in the first six months of 2017, mostly attributed to the total revenue increase of 27.0%.

Gross profit increased to 73.2% in the first six months of 2018 from 72.5% in the first six months of 2017.

Research and Development, net. Research and development expenses, net increased by 37.2% to approximately $6.7 million in the first six months of 2018 from approximately $4.9 million in the first six months of 2017. This was attributed mainly to the increase in the number of employees, exchange rate fluctuations between the Israeli Shekel and the U.S. dollar and an increase in share-based compensation related to options and restricted share units granted to employees at the end of 2017, partially offset by an increase in grants received from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of Israel’s Ministry of Economy).

Sales and Marketing, net. Sales and marketing expenses, net, increased by 7.4% to approximately $6.3 million in the first six months of 2018 from approximately $5.9 million in the first six months of 2017. This was attributed mainly to an increase in the number of employees, exchange rate fluctuations between the Israeli Shekel and the U.S. dollar and an increase in share-based compensation related to options and restricted share units granted to employees at the end of 2017.

General and Administrative. General and administrative expenses decreased by 7.8% to approximately $2.0 million in the first six months of 2018 from approximately $2.2 million in the first six months of 2017. This was attributed mainly to a decrease in share-based compensation related to options and restricted share units granted to employees and directors.

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Financial Income, Net. In the first six months of 2018 we recorded financial income of approximately $0.4 million, compared to financial income of approximately $0.2 million in the first six months of 2017. This increase is mainly due to interest income on short-term bank deposit offset by exchange rate difference loss.

Taxes on income. Taxes on income are comprised of withholding taxes that were deducted by several of our customers.

LIQUIDITY AND CAPITAL RESOURCES

In the past few years, we have financed our operations through cash generated from operations, governmental grants, and follow-on public offerings of our ordinary shares.

Working Capital and Cash Flows

Liquidity refers to liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents and short-term bank deposit. As of June 30, 2018, we had approximately $71.4 million in cash and cash equivalents and short-term bank deposit, compared to approximately $62.6 million as of December 31, 2017.

Net cash provided by operating activities was approximately $7.7 million in the first six months of 2018 compared to approximately $7.0 million net cash used in operating activities in the first six months of 2017. The positive cash flow in the first six months of 2018 was primarily due to net income of approximately $1.1 million, a decrease of approximately $6.1 million in trade receivables, share-based compensation and restricted share units of approximately $1.3 million, a decrease of approximately $1.1 million in inventories and depreciation of approximately $0.3 million, partially offset by a decrease of approximately $1.4 million in deferred revenues and advances from customers, and a decrease of approximately $0.8 million in other accounts payable and accrued expenses. The negative cash flow in the first six months of 2017 was primarily due to net loss of approximately $0.5 million, an increase of approximately $6.3 million in trade receivables, a decrease of approximately $1.8 million in deferred revenues and advances from customers, a decrease of approximately $0.9 million in trade payables, partially offset by share-based compensation and restricted share units of approximately $1.2 million, a decrease of approximately $0.6 million in other account receivables and prepaid expenses, a decrease of approximately $0.2 million in inventories, and an increase of approximately $0.3 million in other accounts payable and accrued expenses and depreciation of approximately $0.2 million.

The trade receivables and days of sales outstanding are primarily impacted by payment terms, the variations in the levels of shipment in the quarter, and collections performance. Trade receivables for June 30, 2018 decreased to $14.4 million from $20.3 million in December 31, 2017, reflecting mainly collection from customers. We believe that continued expansion of our business may require continued investments in working capital.

Net cash used in investing activities was approximately $0.5 million in the first six months of 2018 compared to $0.3 million net cash used in investing activities in the first six months of 2017. All the amounts used related to the purchase of property and equipment.

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Net cash provided by financing activities was approximately $1.9 million in the first six months of 2018 compared to approximately $0.6 million net cash provided by financing activities in the first six months of 2017. Cash provided in the first six months of 2018 and 2017 was due to exercise of options into ordinary shares.

We believe that our existing capital resources and expected cash flows from operations will be adequate to satisfy our expected liquidity requirements at least for the next 12 months.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in the “Liquidity and Capital Resources” section in the 2017 Form 20-F. Other than the adoption of the new accounting standards as discussed in Notes 3 and 4 of the interim unaudited consolidated financial statements, there have been no changes in our critical accounting policies as compared to what was disclosed in the 2017 Form 20-F.

MARKET RISK

Reference is made to Item 11 “Quantitative and Qualitative Disclosures About Market Risk” in on the 2017 Form 20-F.

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